UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Planet Fitness, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

72703H101

(CUSIP Number)

May 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72703H101	13G	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON TSG6 Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON OO

2

CUSIP No. 72703H101	13G	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSON TSG6 AIV II-A L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON PN

3

CUSIP No. 72703H101	13G	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSON TSG6 PF Co-Investors A L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 72703H101	13G	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSON TSG6 AIV II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 72703H101	13G	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSON TSG PF Investment L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 72703H101	13G	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSON TSG PF Investment II L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Planet Fitness, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 26 Fox Run Road, Newington, New Hampshire 03801.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) TSG6 Management L.L.C. (“TSG6 Management”), a Delaware limited liability company; (2) TSG6 AIV II-A L.P. (“AIV II-A”), a Delaware limited partnership; (3) TSG6 PF Co-Investors A L.P. (“Co-Investors A”), a Delaware limited partnership; (4) TSG6 AIV II L.P. (“AIV II”), a Delaware limited partnership; (5) TSG PF Investment L.L.C. (“Investment”), a Delaware limited liability company; and (6) TSG PF Investment II L.L.C. (“Investment II”), a Delaware limited liability company.

TSG6 Management is the general partner of each of AIV II-A, Co-Investors A and AIV II, which is the managing member of Investment and Investment II.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 12, 2017, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is 600 Montgomery Street, Suite 2900, San Francisco, California 94111.

Item 2(c).	Citizenship

Each of TSG6 Management, AIV II-A, Co-Investors A, AIV II, Investment and Investment II is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Class A common stock is 72703H101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

AIV II-A – 0

Co-Investors A – 0

Investment – 0

Investment II – 0

Item 4(b).	Percent of Class

AIV II-A – 0%

Co-Investors A – 0%

Investment – 0%

Investment II – 0%

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

AIV II-A – 0

Co-Investors A – 0

Investment – 0

Investment II – 0

(ii)	shared power to vote or to direct the vote:

AIV II-A – 0

Co-Investors A – 0

Investment – 0

Investment II – 0

(iii)	sole power to dispose or to direct the disposition of:

AIV II-A – 0

Co-Investors A – 0

Investment – 0

Investment II – 0

(iv)	shared power to dispose or to direct the disposition of:

AIV II-A – 0

Co-Investors A – 0

Investment – 0

Investment II – 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2017

TSG6 Management L.L.C.

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II-A L.P.
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 PF Co-Investors A L.P.
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II L.P.
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment L.L.C.
By: TSG6 AIV II L.P., its managing member
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment II L.L.C.
By: TSG6 AIV II L.P., its managing member
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 12, 2017

TSG6 Management L.L.C.

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II-A L.P.
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 PF Co-Investors A L.P.
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG6 AIV II L.P.
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment L.L.C.
By: TSG6 AIV II L.P., its managing member
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer

TSG PF Investment II L.L.C.
By: TSG6 AIV II L.P., its managing member
By: TSG6 Management L.L.C., its general partner

By:	/s/ R. Wallace Wertsch
Name: R. Wallace Wertsch
Title: Chief Financial Officer